October 4, 2007

VIA EDGAR

Michael Moran, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546

Re:	Companhia de Bebidas das Américas - AmBev (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed July 9, 2007
File No. 1-15194

Dear Mr. Moran:

This letter responds to your letter dated September 20, 2007 in connection with the above-referenced file. To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment. Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2006 (the “2006 20-F”).

Form 20-F/A for the fiscal year ended December 31, 2005 filed July 16, 2007

1.
We note your amendment was made solely to include signature pages. The language of the certification relates to disclosure required to be included in the filing. Please file a full amendment that includes the entire report and new correct signed certifications. See also our comments below on Exhibits 12.1 and 12.2.

The Company respectfully submits that, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, it is not required to file a full amendment to the Form 20-F for the fiscal year ended December 31, 2005 that includes the entire report. Rule 12b-15 states that "Amendments filed pursuant to this section must set forth the complete text of each item as amended." Given that Exhibits 12.1 and 12.2 were the only items amended in connection with the Company's Form 20-F/A filing on July 16, 2007, the Company believes that it complied with Rule 12b-15 by filing only the amended Exhibits.

Form 20-F for the fiscal year ended December 31,2006 filed July 9, 2007

Item 5. Operating and Financial Review and Prospects, page 39

Tabular Disclosure of Contractual Obligations, page 61

2.
Please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

The Company will include estimated interest payments on its debt upon filing the amendment to the 2006 20-F in order to address the comments received from the Staff, as follows:

		Payments due by period
		Less than 1			More than
Contractual Obligations	Total	year	1-3 years	4-5 years	5 years
		(in millions of Reais )
Long Term Debt*	11,382.7	786.7	4,168.5	5,060.6	1,366.9
Sales tax deferrals	422.2	16.5	109.1	56.0	240.6
Pension plan	1,832.0	160.5	334.8	353.5	983.2
Other post-retirement liabilities	556.2	50.1	104.3	109.1	292.7
Total contractual cash commitments	14,193.1	1,013.8	4,716.7	5,579.2	2,883.4

* The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company's best estimates on future interest payable (not yet accrued) in order to better reflect the Companys's future cash flow position.

Financial Statements

Note 1. Our Group and Operations, page F-11

3.
Reference is made to the last paragraph of your disclosure regarding your acquisition of control in Quilmes Industrial S.A. Please advise us and disclose the nature of the options that would no longer be exercised and by whom, the date it was agreed the options would no longer be exercised, and the consideration, if any for not exercising the options.

Pursuant to the terms of the Stock Purchase Agreement, dated May 1, 2002 (as amended, the “SPA”), between the Company and Beverage Associates (BAC) Corp. (“BAC”),

(i)
the Company granted BAC the option, exercisable during the month of April of each year starting from 2003, to require the Company to exchange shares issued by the Company for BAC’s shares in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) (the “BAC Option”); and

(ii)	BAC granted the Company the option, exercisable in April of each year starting from 2009, to require BAC to exchange its shares in Quinsa for shares issued by the Company (the “AmBev Option”),

in each case, in accordance with an agreed upon formula set forth in the SPA for calculating the number of shares of the Company to be issued in exchange for BAC’s shares in Quinsa.

On April 13, 2006, BAC and AmBev entered into a Letter Agreement (the “2006 Letter Agreement”) pursuant to which BAC and AmBev agreed as follows:

(i)	BAC agreed to sell its shares in Quinsa to the Company for US$1,223,915,000 (subject to certain adjustments) in lieu of shares issued by the Company;

(ii)	BAC would not be permitted to exercise the BAC Option, and AmBev would not be permitted to exercise the AmBev Option; and

(iii)	the SPA would be terminated upon closing of the transactions contemplated by the 2006 Letter Agreement.

The closing of the transactions contemplated by the 2006 Letter Agreement took place on August 8, 2006, with the Company acquiring BAC’s shares in Quinsa for a purchase price of approximately US$1,252.6 million. Consequently, the BAC Option and the AmBev Option were terminated as a result of the termination of the SPA.

For further information with respect to the SPA, the 2006 Letter Agreement and to the Company’s interest in Quinsa, please see “Item 4. Information on the Company - Interest in Quinsa” of the 2006 20-F.

Accordingly, the Company proposes to revise its disclosure as follows (changes in bold):

“As part of the share purchase agreement of Quinsa entered into in May 2002, the other joint controlling shareholders of Quinsa, Beverage Associates Corp. (“BAC”), had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev (the “BAC Option”), in periods specified in each year beginning April 2003, or at any moment in which there was a change in the ownership structure of AmBev. AmBev also had the right to determine the exchange of class A shares of Quinsa for shares of AmBev beginning April 2009 (the “AmBev Option”).

On April 13, 2006, the Company entered into an agreement whereby BAC sold all of its shares in Quinsa to AmBev.

On August 8, 2006, the Company closed the transaction with BAC, announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding LTD (“BAH”) for the total amount of R$2,738.8 equivalent to US$1.25 billion, resulting in goodwill in the amount of R$2,331.1. With the closing of the operation, AmBev’s interest in Quinsa’s capital increased from 59.77% to 91.18%.

This agreement represents the last stage of the transaction started in May 2002, by which AmBev acquired an initial interest in Quinsa. In this transaction both parties agreed that the purchase price would be paid in cash and that the BAC Option and the AmBev Option would no longer be exercised.”

Note 2. Summary of Our Significant Accounting Policies, page F-17 ac) Reclassifications, page F-26

4.	Please explain to us the basis for reducing your reserve for contingencies by escrow deposits. Also please indicate if a right of offset exists.

The Company performed the reclassification in order to comply with Comissão de Valores Mobiliários (“CVM”, the Brazilian equivalent to the Commission) Ruling No. 489, paragraph 53, which establishes that judicial deposits shall be deducted from liability for contingencies, provided that such set off is accompanied by specific disclosure in a note to the financial statements.1 Please refer to “Note 13. Commitments and Contingencies, a) Tax and legal claims”, which provides for the specific disclosure required by the aforementioned CVM Ruling.

Accordingly, the Company proposes to revise its disclosure as follows (changes in bold):

“. . . (iii) judicial (or escrow) deposits made by the Company in connection with ongoing litigation have been deducted from “Accrued Liability for Contingencies”, as further detailed in Note 13(a) to these financial statements.”

Item 15. Controls and Procedures, page 113

5.
Please advise or revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 15(a) of Form 20-F.

The Company will revise its disclosure to include our principal executive and principal financial officers’ conclusions with respect to the effectiveness of our disclosure controls and procedures as of the end of the period covered by the 2006 20-F.

Accordingly, the Company proposes to add to Item 15 the following disclosure:

“Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, and who includes the Chief Executive Officers and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officers and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosure.”

1 Free translation: “Set Off. 53. Not rarely, an entity’s management challenges the legitimacy of certain liabilities, and, in view of such a challenge, either the courts determine or the entity for strategic reasons makes a judicial deposit of the amounts involved in the dispute, without the liquidation of the liability being characterized. In such situations, where judicial deposits can be recovered only upon a favorable outcome of the dispute for the entity, the deposits shall be presented as a deduction of liabilities, with the amounts being updated and disclosed in accordance with paragraph 76[, which sets forth that any amounts offset pursuant to paragraph 53 shall be specifically disclosed in a Note to the financial statements].”

Exhibits 12.1 and 12.2

6.	Please provide a separate certification for each principal executive officer and principal financial officer. See Rules 13a-14(a) and 15d-14(a).

A separate certification will be provided for each principal executive officer and principal financial officer.

7.	Please revise to delete the title of the officer from the first sentence of each certification.

The certifications will be revised accordingly.

8.
We note you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of the certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please make these corrections.

The certifications will be revised accordingly.

The Company will make the requested revisions and adjustments to Exhibits 12.1 and 12.2 upon filing the amendment to the 2006 20-F in order to address the comments received from the Staff.

* * * * * * *

In connection with responding to your comment letter, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the U.S. Securities Exchange Act of 1934;

(ii)
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to contact Graham Staley at +55 11 2122-1428, or Pedro Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

Companhia de Bebidas das Américas—AmBev
		By:	/s/ Graham D. Staley
Name: Graham D. Staley
Title: Officer
		By:	/s/ Pedro Mariani
Name: Pedro Mariani
Title: Officer

cc:	Donna Di Silvio
Division of Corporation Finance
Kevin Kelley
Gibson, Dunn & Crutcher
Brian Lane
Gibson, Dunn & Crutcher LLP